                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              Factual Data Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   303094106
      -------------------------------------------------------------------
                                (CUSIP Number)

  CIVC SBIC Fund, LLC, 231 South LaSalle Street 7th Floor, Chicago, IL 60697
  --------------------------------------------------------------------------
                                (312) 828-8021
                                --------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 6, 1999
      -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CIVC SBIC Fund, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7     1,096,755
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,096,755
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    CIVC SBIC Fund, LLC - 1,096,755


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    20.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    OO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CIVC Fund,L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,096,755
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    1,096,755
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    CIVC Fund, L.P. - 1,096,755


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    20.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      CIVC Partners, LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    1,096,755
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    0

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,096,755

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    CIVC Partners, LLC - 1,096,755


------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    20.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    OO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BankAmerica Investment Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    16,074

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,096,755

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    BankAmerica Investment Corporation - 1,112,829

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    20.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Bank of America Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                                     (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7    0
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    16,074

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    0
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   1,096,755

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    Bank of America Corporation - 1,112,829

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    20.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14    HC, CO

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 7 OF 15 PAGES
-----------------------                                  ---------------------

          This statement constitutes a joint statement on Schedule 13D filed on behalf of the undersigned Reporting Persons (as hereinafter defined) pursuant to
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act").

Item 1.   Security and Issuer
          -------------------

          This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Factual Data Corp., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 5200 Hahns Peak Drive, Loveland, Colorado 80538.

Item 2.   Identity and Background
          ----------------------

          This statement is being filed by CIVC SBIC Fund, LLC, a Delaware limited liability company ("CIVC SBIC Fund"), CIVC Fund, L.P., a Delaware limited partnership ("CIVC Fund"), CIVC Partners, LLC, a Delaware limited liability company ("General Partner"), BankAmerica Investment Corporation, a Delaware corporation ("BAIC"), and Bank of America Corporation, a Delaware corporation (the "Bank" and, together with CIVC SBIC Fund, CIVC Fund, General Partner and BAIC, the "Reporting Persons"). The principal business activity of CIVC SBIC Fund, CIVC Fund, General Partner and BAIC is investment activities. The principal business activity of the Bank is acting as a multi-bank holding company. The address of the principal business and principal office of each of CIVC SBIC Fund, CIVC Fund, and General Partner is 231 South LaSalle Street, 7th Floor, Chicago, Illinois 60697. The address of the principal business and principal office of BAIC is 231 South LaSalle Street, 12th Floor, Chicago, Illinois 60697 and the address of the principal business and principal office of the Bank is 100 North Tryon Street, Charlotte, North Carolina 28255.

          The information respecting the directors, executive officers and managers, as applicable, of each of the Reporting Persons other than CIVC Fund, is set forth on Schedule I hereto. Schedule I sets forth the following information with respect to each such person: (a) name; (b) business address; and (c) present principal occupation or employment and name of employer. General Partner is the sole general partner of CIVC Fund and BAIC is the sole limited partners of CIVC Fund. CIVC Fund is managed solely by General Partner. CIVC Fund does not have any directors or executive officers.

          All of the persons listed on Schedule I hereto are citizens of the United States of America. During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on
Schedule I hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Pursuant to a Contribution Agreement, dated October 6, 1999, by and among Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), CIVC Fund, CIVC SBIC Fund, and BAIC (the "Contribution Agreement"), CIVC contributed 1,096,755 shares of Common Stock to CIVC Fund, in exchange for a 15.99% limited partnership interest in CIVC Fund. Simultaneously with the closing of the transactions contemplated by the Contribution Agreement, CIVC Fund contributed the 1,096,755 shares of Common Stock to its wholly-owned subsidiary, CIVC SBIC Fund, and received a corresponding increase in the value of its CIVC SBIC Fund equity in respect of such contribution. A copy of the Contribution Agreement is filed as Exhibit 1 under Item 7 below.

Item 4.   Purpose of Transaction
          ----------------------

          The shares of Common Stock to which this Schedule 13D relates were initially acquired by Haley LLC, a wholly owned subsidiary of CIVC, pursuant to a Share Purchase Agreement, dated March 25, 1999, by and among Haley LLC, the Company, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P. (the "Share Purchase Agreement"). A copy of the Share Purchase Agreement is filed as Exhibit 2 under Item 7 below.

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 8 OF 15 PAGES
-----------------------                                  ---------------------

          Haley LLC subsequently assigned and transferred the shares of Common Stock acquired pursuant to the Share Purchase Agreement to its parent company, CIVC, pursuant to an Assignment and Assumption Agreement, dated March 30, 1999, by and between Haley LLC and CIVC (the "Assignment and Assumption Agreement"). A copy of the Assignment and Assumption Agreement is filed as Exhibit 3 under Item 7 below. CIVC, initially through Haley LLC, acquired the shares of Common Stock pursuant to the Share Purchase Agreement for investment purposes.

          In conjunction with the acquisition of the shares of Common Stock, Haley LLC and the other parties to the Share Purchase Agreement entered into an Investors Agreement, dated March 25, 1999 (the "Investors Agreement"). As a result of the assignment of the Common Stock pursuant to the Assignment and Assumption Agreement, CIVC became a party to the Investors Agreement. A copy of the Investors Agreement is filed as Exhibit 4 under Item 7 below.

          On June __, 1999, CIVC transferred a total of 16,074 shares of Common Stock to five individuals. Pursuant to an irrevocable proxy executed by each of the five individuals (each individually, a "Proxy" and collectively, the "Proxies"), CIVC retained the right to vote the 16,074 shares of Common Stock. The form of the Proxies is filed as Exhibit 5 under Item 7 below.

          On October 6, 1999, CIVC contributed its remaining 1,096,755 shares of Common Stock to CIVC Fund, in exchange for a 15.99% limited partnership interest in CIVC Fund, pursuant to the Contribution Agreement. Simultaneously with the closing of the transactions contemplated by the Contribution Agreement, CIVC Fund contributed the 1,096,755 shares of Common Stock to its wholly-owned subsidiary, CIVC SBIC Fund. CIVC SBIC Fund has acquired, pursuant to the Contribution Agreement, the 1,096,755 shares of Common Stock for investment purposes.

          The Reporting Persons do not have any other plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Based upon publicly available information, the Reporting Persons believe that 5,463,897 shares of Common Stock are issued and outstanding and that the 1,096,755 shares of Common Stock beneficially owned by CIVC SBIC Fund represent 20.1% of the total outstanding shares of Common Stock. As the sole member of CIVC SBIC Fund, CIVC Fund may also be deemed to beneficially own the 1,096,755 shares of Common Stock. As the general partner of CIVC Fund, General Partner may also be deemed to beneficially own the 1,096,755 shares of Common Stock. Additionally, as described in subsection (b) below, BAIC and the Bank may be deemed to beneficially own 1,112,829 shares, or 20.4%, of the outstanding Common Stock of the Company, including the shares beneficially owned by CIVC SBIC Fund.

          (b) CIVC SBIC Fund has sole power to vote and dispose of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund in Item 5(a). As the owner of 100% of the equity in CIVC SBIC Fund, CIVC Fund may also be deemed to have the sole power to direct the vote and the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund in Item 5(a). As the sole general partner and manager of CIVC Fund, General Partner may also be deemed to have the sole power to direct the vote of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund in Item 5(a); however, pursuant to the terms of an Agreement of Limited Partnership, dated January 27, 1999, between General Partner and BAIC (the "LP Agreement"), General Partner does not have the sole power to direct the disposition of such shares. A copy of the LP Agreement is filed as Exhibit 6 under Item 7 below.

          Pursuant to the LP Agreement, General Partner is entitled to appoint one member and BAIC is entitled to appoint three members to an advisory committee (the "Advisory Committee") to the CIVC Fund. No other person or entity has the right to appoint members to the Advisory Committee. The Advisory Committee must unanimously approve the disposition of any investments held by CIVC Fund or CIVC SBIC Fund. Consequently, General Partner and BAIC may be deemed to share the power to direct the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 9 OF 15 PAGES
-----------------------                                  ---------------------

SBIC Fund in Item 5(a) and BAIC, therefore, may be deemed to beneficially own such shares of Common Stock. As the owner of 100% of the equity in BAIC and as a result of the LP Agreement, the Bank may be deemed to share the power to direct the disposition of the shares of Common Stock indicated as being beneficially owned by CIVC SBIC Fund in Item 5(a) with General Partner and BAIC and, therefore, may be deemed to beneficially own such shares of Common Stock.

          As a result of the Proxies described in Item 4, BAIC and the Bank may be deemed to be the beneficial owners of and share the power to direct the vote of an additional 16,074 shares of Common Stock through CIVC, a wholly-owned subsidiary of the Bank through its intermediate subsidiary, BAIC. BAIC and the Bank disclaim beneficial ownership of such shares.

          (c) On October 6, 1999, CIVC Fund, the parent and sole member of CIVC SBIC Fund, contributed 1,096,755 shares of the Common Stock to CIVC SBIC Fund, all as more fully described in Item 3 hereof and in the Contribution Agreement filed as Exhibit 1 herewith.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          --------------------------

          On January 27, 1999, General Partner and BAIC entered into the LP Agreement. Pursuant to the LP Agreement, General Partner is entitled to appoint one member and BAIC is entitled to appoint three members to the Advisory Committee to the CIVC Fund. No disposition of any investments held by CIVC Fund or CIVC SBIC Fund may be effected without the prior approval of the Advisory Committee.

          On October 6, 1999, CIVC, CIVC Fund, CIVC SBIC Fund and BAIC entered into the Contribution Agreement. In connection with the transactions contemplated by the Contribution Agreement, CIVC SBIC Fund agreed to be bound by the terms of the Investors Agreement by executing a Joinder (the "Joinder") thereto. The Investors Agreement requires each party thereto to vote their shares of the Company's Common Stock to elect at least one nominee of CIVC SBIC Fund to the Company's Board of Directors, so long as CIVC SBIC Fund retains at least 5% of the Company's total outstanding Common Stock. A copy of the Joinder is filed as Exhibit 7 hereto.

          On June 14, 1999, CIVC transfered 16,074 shares of Common Stock to five individuals, but retained the Proxies to vote such shares on all matters submitted to the shareholders of the Company for a vote. As described above in
Item 5(b) and as a result of the Proxies, the Bank and BAIC may be deemed to be the beneficial owners and to share the power to direct the vote of the 16,074 shares of Common Stock.

          The descriptions set forth in this Schedule 13D of the Contribution Agreement, the Share Purchase Agreement, the Assignment and Assumption Agreement, the Investors Agreement, the Proxies, the LP Agreement and the Joinder are qualified in their entirety by reference to the terms of such agreements, each of which has been filed as an exhibit to this Schedule 13D and each of which is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          1. Contribution Agreement, dated October 6, 1999, by and among CIVC, CIVC Fund, CIVC SBIC Fund, and BAIC.

          2. Share Purchase Agreement, dated March 25, 1999, by and among Haley LLC, the Company, BCI Growth V, L.P., BCI Investors, LLC and Marshall Financial Partners, L.P. (incorporated by reference to Exhibit 1 to CIVC's
Schedule 13D, file No. 005-54267, relating to the Common Stock of the Company filed with the SEC on April 4, 1999).

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 10 OF 15 PAGES
-----------------------                                  ---------------------

          3. Assignment and Assumption Agreement, dated March 30, 1999, by and between Haley LLC and CIVC (incorporated by reference to Exhibit 2 to CIVC's
Schedule 13D, file No. 005-54267, relating to the Common Stock of the Company filed with the SEC on April 4, 1999).

          4. Investors Agreement dated March 25, 1999, by and among the Company and certain of the Company's investors (incorporated by reference to Exhibit 3 to CIVC's Schedule 13D, file No. 005-54267, relating to the Common Stock of the Company filed with the SEC on April 4, 1999).

          5. Proxy granted to CIVC, dated June 14, 1999, by Leonard Friedel relating to 3,091 shares of Common Stock (because the Proxies are substantially identical in all material respects, except with respect to the individual executing the relevant Proxy and the number of shares of Common Stock covered thereby, a copy of only one of the Proxies is filed as Exhibit 5 herewith).

          6. Agreement of Limited Partnership, dated January 27, 1999, between General Partner and BAIC.

          7. Joinder, dated March 25, 1999, by and among the Company and certain of the Company's investors.

          8. Joint Filing Agreement, dated November 5, 1999, by and among CIVC SBIC Fund, CIVC Fund, General Partner, BAIC and the Bank.

-----------------------                                  ---------------------
  CUSIP NO. 303094106                                      PAGE 11 OF 15 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1999



                                        CIVC SBIC FUND, LLC



                                        By: /s/ Daniel G. Helle
                                        Name: Daniel G. Helle
                                        Title: Manager



                                        CIVC FUND, L.P.



                                        By: CIVC Partners, LLC
                                        Title: General Partner



                                        By: /s/ Daniel G. Helle
                                        Name: Daniel G. Helle
                                        Title: Manager



                                        CIVC PARTNERS, LLC



                                        By: /s/ Daniel G. Helle
                                        Name: Daniel G. Helle
                                        Title: Manager



                                        BANKAMERICA INVESTMENT CORPORATION



                                        By: /s/ Terry E. Perucca
                                        Name: Terry E. Perucca
                                        Title: Vice-Chairman and President



                                        BANK OF AMERICA CORPORATION



                                        By: /s/ Terry E. Perucca
                                        Name: Terry E. Perucca
                                        Title: Group Executive Vice-President

---------------------------------                ------------------------------
CUSIP No. 303094106                                    PAGE 12 OF 15 PAGES
---------------------------------                ------------------------------

                                  SCHEDULE I
                                  ----------


CIVC SBIC FUND, LLC:
--------------------

                       MANAGERS AND EXECUTIVE OFFICERS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             --------------------

Christopher J. Perry       231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

Daniel G. Helle            231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

Marcus D. Wedner           231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

Thomas E. Van Pelt, Jr.    231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

CIVC PARTNERS, LLC:
-------------------

                        MANAGERS AND EXECUTIVE OFFICERS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             --------------------
Christopher J. Perry       231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

Daniel G. Helle            231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

Marcus D. Wedner           231 South LaSalle Street, 7th Floor          Managing Director,
                           Chicago, Illinois 60697                      Bank of America, N.A.

BANKAMERICA INVESTMENT CORPORATION:
-----------------------------------

                                   DIRECTORS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             --------------------
Edward J. McCaffrey        231 South LaSalle Street, 12th Floor         Executive Vice President, Bank
                           Chicago, Illinois 60697                      of America, N.A.


Dennis P. McCrary          231 South LaSalle Street, 12th Floor         Managing Director, Bank of
                           Chicago, Illinois 60697                      America, N.A.


James D. Murphy            950 Tower Lane, Suite 700                    President, BankAmerica
                           Foster City, California 94404                Ventures


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CUSIP No. 303094106                                   PAGE 13 OF 15 PAGES
---------------------------------                ------------------------------

Michael J. Murray          555 California Street, 40th Floor            President, Global Corporate and
                           San Francisco, California 94104              Investment Banking, Bank of
                                                                        America Corporation

Christopher J. Perry       231 South LaSalle Street, 7th Floor          Managing Director, Bank of
                           Chicago, Illinois 60697                      America, N.A.


Terry E. Perucca           231 South LaSalle Street, 12th Floor         Group Executive Vice President,
                           Chicago, Illinois 60697                      Bank of America, N.A.

                              EXECUTIVE OFFICERS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             --------------------
Michael J. Murray          555 California Street, 40th Floor            President, Global Corporate and
                           San Francisco, California 94104              Investment Banking, Bank of
                                                                        America Corporation

Terry E. Perucca           231 South LaSalle Street, 12th Floor         Group Executive Vice
                           Chicago, Illinois 60697                      President, Bank of America, N.A.

BANK OF AMERICA CORPORATION:
----------------------------

                                  DIRECTORS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             --------------------
Charles W. Coker           Post Office Box 160                          Chairman, Sonoco Products Company
                           Hartsville, South Carolina 29551-0160

Timm F. Crull              c/o Hallmark Cards, Inc.                     Retired Chairman and Chief Executive
                           1024 East Balboa Boulevard                   Officer, Nestle USA, Inc.
                           Newport Beach, California 92661

Alan T. Dickson            1800 Two First Union Center                  Chairman of the Board of Directors,
                           Charlotte, North Carolina 28282              Ruddick Corporation

Kathleen F. Feldstein      147 Clifton Street                           President, Economics Studies, Inc.
                           Belmont, Massachusetts 02478

Paul Fulton                First Stratford Building                     Chairman and Chief Executive
                           101 South Stratford Road                     Officer, Bassett Furniture
                           Winston-Salem, North Carolina 27104          Industries, Inc.

Donald E. Guinn            Pacific Telesis Center                       Chairman Emeritus, Pacific
                           130 Kearney Street, Room 3704                Telesis Group
                           San Francisco, California 94108

James H. Hance, Jr.        Bank of America Corporate Center             Vice Chairman and Chief Financial
                           100 North Tryon Street                       Officer, Bank of America Corporation
                           Charlotte, North Carolina 28255


C. Ray Holman              Post Office Box 5840                         Chairman and Chief Executive
                           St. Louis, Missouri 63134                    Officer, Mallinckrodt, Inc.

---------------------------------                ------------------------------
CUSIP No. 303094106                                    PAGE 14 OF 15 PAGES
---------------------------------                ------------------------------

W. W. Johnson              Post Office Box 448                          Chairman, Executive Committee, Bank
                           SC3-240-18-17                                of America Corporation
                           Columbia, South Carolina 29202

Kenneth D. Lewis           Bank of America Corporate Center             President and Chief Operating
                           100 North Tryon Street                       Officer, Bank of America Corporation
                           Charlotte, North Carolina 28255

Walter E. Massey           Office of the President                      President, Morehouse College
                           830 Westview Drive
                           Atlanta, Georgia 30314

Hugh L. McColl, Jr.        Bank of America Corporate Center             Chairman and Chief Executive
                           100 North Tryon Street                       Officer, Bank of America Corporation
                           Charlotte, North Carolina 28255

Richard M. Rosenberg       555 California Street, 11th Floor            Retired Chairman and Chief Executive
                           San Francisco, California 94194              Officer, BankAmerica Corporation and
                                                                        Bank of America NT & SA

O. Temple Sloan, Jr.       Post Office Box 26006                        Chairman and Chief Executive
                           Raleigh, North Carolina 27611                Officer, General Parts Inc.

Meredith R. Spangler       668 Hempstead Place                          Trustee and Board Member
                           Charlotte, North Carolina 28207-2320

Ronald Townsend            Gannett Television                           Communications Consultant
                           c/o WTLV-TV12
                           1070 East Adams Street
                           Jacksonville, Florida 32202

Solomon D. Trujillo        1801 California Street, 52nd Floor           Chairman, President and Chief Executive
                           Denver, Colorado 80202                       Officer, U S West

Jackie M. Ward             5775 Peachtree-Dunwoody Road                 President and Chief Executive
                           Building G, Fourth Floor                     Officer, Computer Generation
                           Atlanta, Georgia 30342                       Incorporated

Virgil R. Williams         2076 West Park Place                         Chairman and Chief Executive
                           Stone Mountain, Georgia 30087                Officer, Williams Group
                                                                        International, Inc.

Shirley Young              300 Renaissance Center                       Vice President, General Motors
                           Detroit, Michigan 48265                      Corporation

---------------------------------                ------------------------------
CUSIP No. 303094106                                    PAGE 15 OF 15 PAGES
---------------------------------                ------------------------------

                              EXECUTIVE OFFICERS:

Name                       Business Address                             Principal Occupation
----                       ----------------                             ---------------------
Hugh L. McColl, Jr.        Bank of America Corporate                    Chairman and Chief Executive
                           Center                                       Officer, Bank of America Corporation
                           100 North Tryon Street
                           Charlotte, North Carolina 28255

James H. Hance, Jr.        Bank of America Corporate                    Vice Chairman and Chief Financial
                           Center                                       Officer, Bank of America Corporation
                           100 North Tryon Street
                           Charlotte, North Carolina 28255

Kenneth D. Lewis           Bank of America Corporate                    President and Chief Operating
                           Center                                       Officer, Bank of America Corporation
                           100 North Tryon Street
                           Charlotte, North Carolina 28255

Michael J. Murray          555 California Street, 40th Floor            President, Global Corporate and Investment
                           San Francisco, California 94104              Banking, Bank of America Corporation

F. William Vandiver, Jr.   Bank of America Corporate                    Corporate Risk Management Executive,
                           Center                                       Bank of America Corporation
                           100 North Tryon Street
                           Charlotte, North Carolina 28255
